SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to _______________________

Commission file number 000-31207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation 401(k) Plan

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank Mutual Corporation

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION
401(K) PLAN

Date: June 22, 2015

/s/ David A. Baumgarten
David A. Baumgarten, Trustee

/s/ Michael W. Dosland
Michael W. Dosland, Trustee

Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin

Financial Statements and
Supplemental Schedule
Years Ended: December 31, 2014 and 2013

Bank Mutual Corporation 401(k) Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Board of Trustees

Bank Mutual Corporation 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Bank Mutual Corporation 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP

June 22, 2015

2901 East Enterprise Avenue

Appleton, Wisconsin

1

Bank Mutual Corporation 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013

Assets

Investments, at fair value	$41,421,046	$42,601,531

Receivables:
Contribution receivable from Bank Mutual Corporation	215,516	0
Notes receivable from participants	240,132	205,003
Total receivables	455,648	205,003

Cash	3	2,951

Total assets	41,876,697	42,809,485

Liabilities

Excess contributions payable	0	18,281

Net assets available for benefits, at fair value	41,876,697	42,791,204

Adjustment from fair value to contract value for the fully benefit-responsive investment contracts held by the Wells Fargo Stable Return Fund	(78,929)	(22,964)

Net assets available for benefits	$41,797,768	$42,768,240

See accompanying notes to financial statements.	2

Bank Mutual Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013

Investment income:
Net appreciation in fair value of investments	$293,870	$5,759,110
Interest and dividends	582,079	228,837

Total investment income	875,949	5,987,947

Interest income on notes receivable from participants	9,233	9,014

Contributions:
Participant	1,731,080	1,421,866
Employer	863,530	203,718
Rollover	261,626	200,761

Total contributions	2,856,236	1,826,345

Transfer from other plan	0	13,102,654

Other deductions:
Benefits paid to participants	4,624,660	2,202,349
Administrative expenses	87,230	81,240

Total other deductions	4,711,890	2,283,589

Net increase (decrease) in net assets available for benefits	(970,472)	18,642,371
Net assets available for benefits at beginning of year	42,768,240	24,125,869

Net assets available for benefits at end of year	$41,797,768	$42,768,240

See accompanying notes to financial statements.	3

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for two months, completed 1,000 hours of service, and attained 21 years of age. Participants are automatically enrolled approximately 30 days after meeting eligibility requirements at a contribution rate of 3%. Participants may opt out if they choose to do so. There is an automatic deferral rate increase of 1% per year up to a maximum of 6% for employees hired subsequent to December 31, 2013. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by certain officers of the Corporation.

Participant Contributions

Participants may elect to make pretax contributions or ROTH after tax contributions up to the maximum contribution allowable under the Internal Revenue Code (IRC). Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.

Employer Contributions

As of January 1, 2014, for those employees who are active participants in the Bank Mutual Pension Plan and who have 20 years or more of service, the Corporation makes matching contributions equal to 20% of the employee’s contributions up to 5% of contributions. For all other employees, the Corporation makes matching contributions of 100% of the first 1%, plus 50% of the next 5% of participant contributions, for a maximum of 3.5%. Prior to January 1, 2014, participants hired prior to January 1, 2013, the Corporation made matching contributions equal to 20% of the employee’s contribution up to 5% of annual cash compensation. For participants hired subsequent to December 31, 2012, the Corporation made a matching contribution equal to 50% of the employee’s contributions up to a maximum of 3% of cash compensation.

4

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

In addition, the Corporation at its discretion, may make certain additional non-elective contributions as determined by the Board of Directors of the Corporation. As of January 1, 2014, those employees who are active participants in the Bank Mutual Pension Plan and who have 20 or more years of service are not eligible for the non-elective contribution. All eligible employees as of December 31, 2014 received a non-elective contribution in the amount of 1% of the total eligible earnings for 2014. Employees hired in 2012 received an additional non-elective contribution of 1% of total eligible earnings for 2014. No additional non-elective contributions were made in 2013. In order for a participant to receive a non-elective contribution, the participant must have completed one year of service and be employed on the last day of the year.

Participants’ Accounts

All investments in participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options with a mix of common/collective trust funds and mutual funds. The Plan also allows participants to invest in common stock of the Corporation and in certificates of deposit of Bank Mutual, the Corporation’s wholly owned subsidiary.

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary non-elective contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on participant’s investment election and account balance). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their employee contributions plus actual earnings thereon. Vesting in the Corporation’s contributions portion of their accounts is based on years of continuous service. A participant will be 100% vested after three years of credited service. For participants hired prior to January 1, 2013, all employer contributions are 100% vested.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective vested account balance. Note terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined annually by the plan administrator. Interest rates on existing notes range from 4.25% to 8.00%. Principal and interest are paid through level amortization, with payments to be made not less frequently than quarterly through payroll deduction.

5

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Forfeited Accounts

At December 31, 2014 and 2013, forfeited nonvested accounts totaled $0 and $3,722, respectively. These accounts will be used to reduce future employer contributions. In 2014 and 2013, forfeitures of $14,353 and $0, respectively, were used to reduce employer contributions.

Payment of Benefits

Plan benefits are available at normal retirement (age 65), deferred retirement, in-service withdrawals at 59 1/2, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution or direct rollover.

Transfer From Other Plan

Pursuant to Board of Directors’ approval the Bank Mutual Corporation Employee Stock Ownership Plan (ESOP) merged into this Plan, effective December 31, 2013. As a result all investments were transferred from the ESOP into the Plan on that date.

6

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. Contract value for the collective trust is based on the net asset value as reported by the fund advisor. The statements of net assets available for benefits present the fair value of the investment as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan’s document upon the occurrence of a distributable event.

7

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2013 excess contributions to the applicable participants prior to March 15, 2014.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation and are excluded from the financial statements. Investment advisory fees and minimal professional fees are paid by the Plan either directly or through revenue sharing. Loan and distribution fees are being charged directly to the participant’s account and are included in administrative expenses.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

8

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2014		2013
	Asset Fair Value	Percent of Net Assets	Asset Fair Value	Percent of Net Assets
Bank Mutual Corporation Common Stock*	$13,871,860	33.2	$17,500,521	40.7

Common/collective trust fund:
Wells Fargo Stable Return Fund**	5,766,916	13.8	3,005,550	7.0

Mutual funds:
American Funds Beacon Small Cap Value Fund	***	***	2,282,021	5.3
American Funds Fundamental Investors R4 Fund	2,365,183	5.7	***	***
T. Rowe Price Growth Stock Fund	3,099,182	7.4	3,478,036	8.1

*Represents a party-in-interest.

**Investment shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.

***Represents less than 5% of the Plan's net assets for this year.

9

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3	Investments (Continued)

During 2014 and 2013, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) in value, on a net basis, as follows:

	2014	2013

Common/collective trust funds	$53,308	$28,847
Mutual funds	924,671	4,074,354
Bank Mutual Corporation common stock	(684,109)	1,655,909

Net appreciation	$293,870	$5,759,110

Note 4	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

10

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Bank Mutual Corporation common stock: Valued at the closing price of Bank Mutual Corporation common stock reported on Nasdaq, the active market on which that security is traded.

Certificates of deposit fund: Valued at the net asset value (NAV) by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Common/collective trust funds - Wells Fargo Stable Return Fund and Wells Fargo Blackrock S&P Mid Cap Index: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion.

11

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

12

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2014 and 2013:

	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common/collective trust funds	$0	$5,983,101	$0	$5,983,101

Mutual funds:
Blended funds	2,739,552	0	0	2,739,552
Bond fund	2,050,371	0	0	2,050,371
Growth funds	7,240,741	0	0	7,240,741
Target funds	4,817,427	0	0	4,817,427
Value funds	4,717,994	0	0	4,717,994

Total mutual funds	21,566,085	0	0	21,566,085

Bank Mutual Corporation common stock	13,871,860	0	0	13,871,860

Total assets at fair value	$35,437,945	$5,983,101	$0	$41,421,046

13

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Bank Mutual certificates of deposit fund	$0	$1,934,519	$0	$1,934,519

Common/collective trust fund - Stable value fund	0	3,028,514	0	3,028,514

Mutual funds:
Blended funds	3,638,611	0	0	3,638,611
Bond fund	1,994,885	0	0	1,994,885
Growth funds	5,758,910	0	0	5,758,910
Target funds	3,767,566	0	0	3,767,566
Value funds	4,978,005	0	0	4,978,005

Total mutual funds	20,137,977	0	0	20,137,977

Bank Mutual Corporation common stock	17,500,521	0	0	17,500,521

Total assets at fair value	$37,638,498	$4,963,033	$0	$42,601,531

14

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

The Wells Fargo Stable Return Fund’s objective is to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter-maturity instruments. To achieve this, the fund invests in a variety of investment contracts and instruments that are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved. As of December 31, 2014 and 2013, there are no unfunded commitments on the fund. The fund is able to be redeemed, with written notice, on a daily basis for the years ended December 31, 2014 and 2013. The fund requires a one-day redemption notice period.

The Bank Mutual certificates of deposit fund is a short-term investment in which the money is invested for a certain amount of time. In return, the certificates of deposit pay a predetermined rate of interest. As of December 31, 2013, there are no unfunded commitments on the fund. The fund is able to be redeemed on a daily basis for the years ended December 31, 2013.

Note 5	Parties-in-Interest Transactions

Certain plan investments are shares of Bank Mutual Corporation common stock. The Plan had the following transactions with the Corporation at December 31:

	2014	2013

Purchases of stock:
Number of shares	103,582	96,304
Value of shares on transaction dates	$663,035	$574,025

Transfer of stock from ESOP Plan:
Number of shares	0	1,868,356
Value of shares on effective date	$0	$13,097,176

Sales of stock:
Number of shares	504,745	70,098
Value of shares on transaction dates	$3,148,980	$414,461

Benefit payments in-kind:
Number of shares	73,208	0
Value of shares on transaction dates	$458,608	$0

At December 31, 2014 and 2013, the Plan held 2,022,137 shares and 2,496,508 shares, respectively, of Bank Mutual Corporation common stock.

15

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 5	Parties-in-Interest Transactions (Continued)

Certain plan investments are Bank Mutual Corporation common stock and Bank Mutual certificate of deposits, as well as shares of mutual funds and common/collective trust funds managed by Wells Fargo Bank, N.A., an affiliate of Wells Fargo Retirement Plan Services. Bank Mutual Corporation is the Plan’s trustee for 2014 and 2013, and Wells Fargo Retirement Plan Services is the Plan’s custodian for 2014 and 2013 as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for investment management services included in administrative expenses are paid through revenue sharing rather than a direct payment. The Plan made a direct payment to the custodian in the amount of $13,922 and $6,775 for the years ended December 31, 2014 and 2013, respectively, which was not covered by revenue sharing. Fees paid by the Plan for investment management services amounted to $73,308 and $74,465 for the years ended December 31, 2014 and 2013, respectively.

Transactions involving notes receivable from participants, the accounts administrated by Wells Fargo, and administrative expenses charged to the Plan are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA.

Note 6	Plan Termination

Although it has not expressed any intent to do so, the Corporation has reserved the right to discontinue its contributions at any time and to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Note 7	Tax-Exempt Status of the Plan

On March 31, 2008, the IRS declared that the prototype used by the Plan is qualified pursuant to Section 401 of the IRC. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

16

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 8	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

17

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan

Plan’s EIN #39-0491685 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer,	Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Wells Fargo	Common/collective trust funds:
		Blackrock S&P Mid Cap Index	**	137,256
		Stable Return Fund***	**	5,766,916

		Total Common/collective trust funds		5,904,172

		Mutual funds:
	American Funds	Beacon Small Cap Value Fund	**	1,822,651
		EuroPacific Growth Fund	**	1,545,826
		Fundamental Investors R4 Fund	**	2,365,183
	JP Morgan	Small Cap Growth Fund	**	987,428
	Dreyfus	Small Cap Stock Index Fund	**	80,134
	MFS	Value Fund	**	2,008,920
	Prudential	Mid Cap Growth Fund	**	1,608,305
	PIMCO	Total Return Fund	**	2,050,371
	T. Rowe Price	Growth Stock Fund	**	3,099,182
	Vanguard	International Stock Index Fund	**	100,706
*	Wells Fargo	Advantage Index Fund	**	193,530
		Advantage Special Mid Cap Value Fund	**	886,423
		Advantage Dow Jones Target Today Fund	**	156,331
		Advantage Dow Jones Target 2010 Fund	**	205,736
		Advantage Dow Jones Target 2020 Fund	**	1,098,813
		Advantage Dow Jones Target 2030 Fund	**	1,894,462
		Advantage Dow Jones Target 2040 Fund	**	1,042,276
		Advantage Dow Jones Target 2050 Fund	**	419,808

		Total mutual funds		21,566,085

*	Bank Mutual Corporation	Common stock	**	13,871,860

*	Participant Loans	4.25% to 8.00% notes, maturing over the next five years	$0	240,132

		Total assets (held at end of year)		$41,582,249

*Party-in-interest

**All investments are participant-directed; therefore, cost information may be omitted

***At contract value

18

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement No. 333-49592 on Form S-8, of our report dated June 22, 2015, relating to the financial statements and financial statement schedule of the Bank Mutual Corporation 401(k) Plan included in this Annual Report on Form 11-K of the Bank Mutual Corporation 401(k) Plan for the year ended December 31, 2014.

Wipfli LLP

June 22, 2015

Appleton, Wisconsin